VIATECH CORP.

Mikolase Alse, 586

Cesky Brod, Czech Republic 28201

Tel. (702) 425-4104

Email: viatechcorporation@gmail.com

August 17, 2012

Mr. Edwin Kim,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Viatech Corp.

       Amendment No. 1 to Registration Statement on Form S-1

       File No. 333-181683

       Filed July 24, 2012

Dear Mr. Kim:

Viatech Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 2 to its registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated August 15, 2012 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on May 25, 2012, as amended on July 24, 2012. In addition to responding to the comments of the Commission, the Amended Registration Statement includes financial statements for the period ended June 30, 2012.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We note your response to prior comment 2 indicates that you intend to file a Form 8-A upon effectiveness. Since it appears that you would still have discretion to remain a Section 15(d) registrant and potentially not be subject to the reporting obligations of Section 12 registrants, please add a risk factor or other disclosures that describes the consequences of remaining a Section 15(d) registrant. Otherwise, please advise us that you will file a Form 8-A on a pre-effective basis.

Response:  Although the Company intends to file a Form 8-A when the Amended Registration Statement is declared effective, for the purposes of full disclosure a risk factor has been added to address the risks in connection with delaying registration of the Company’s common stock under Section 12 and potentially not being subject to the reporting obligations of Section 12 registrants.

2.  We note your response to prior comment 3. Please consider adding disclosure that clarifies even if you no longer qualify for the exemptions for an emerging growth company, you may still be, in certain circumstances, subject to scaled disclosure requirements as a smaller reporting company. For example, smaller reporting companies, like emerging growth companies, are not required to provide a compensation discussion and analysis under Item 402(b) of Regulation S-K or auditor attestation of internal controls over financial reporting.

Response: Disclosure has been added to the Amended Registration Statement regarding scaled disclosure requirements for a smaller reporting company.

Future Sales by Existing Stockholders, page 25

3. Your response to prior comment 15 indicates that you believe that you are not a shell company. However, since your offering is a best efforts offering with no minimum and you currently have limited assets and operations, please clarify whether there is a risk that you may be deemed a shell company and cease operations should you be unable to raise the necessary funds to implement your business plans. If so, please revise to clarify the restrictions of Rule 144 transfers if you are deemed a shell company at some point in the future here and in a risk factor.

Response: The disclosure under the heading Future Sales by Existing Stockholders has been revised to clarify the restrictions of Rule 144 transfers if the Company were to become a shell company and a risk factor has been added to this effect.

Please direct any further comments or questions you may have to the company at Viatechcorp@gmail.com and to the Company's legal counsel David Lubin, Esq. at (516) 887-8200, fax number(516) 887-8250, or david@dlubinassociates.com

Thank you.

Sincerely,

/s/ Viatcheslav Gelshteyn

Viatcheslav Gelshteyn, President

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